                    Filed by Genzyme Corporation (Commission File No. 000-14680)
                           pursuant to Rule 425 under the Securities Act of 1933

   Subject Company: GelTex Pharmaceuticals, Inc. (Commission File No. 000-26872)

         This material is not a substitute for the prospectus/proxy statement Genzyme and GelTex will file with the Securities and Exchange Commission. Investors are urged to read that document because it will contain important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Genzyme and GelTex with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Genzyme or GelTex.

         This material contains forward-looking statements, including statements about the consummation and anticipated timing of the merger, the potential market opportunity for Renagel, the expected drivers of growth for the market opportunity, the anticipated impact of Renagel on Genzyme's future growth, the potential short and long-term revenues from Renagel, the expected benefits of the merger, the value of the merger consideration, the tax-free treatment of the receipt of Genzyme General common stock, the anticipated impact of the acquisition on Genzyme's earnings, cash-earnings-per-share, and development programs, Genzyme's plans concerning the operation of GelTex's business after the merger, estimates concerning the current and future dialysis patient population, the anticipated impact of Renagel on patient morbidity and mortality, the cost of care for patients, the anticipated benefits of the newly launched tablet formulation of Renagel, plans to announce trial data, plans to initiate clinical trials of Renagel, GT 160-246, and other product candidates, estimates concerning the C. DIFFICILE COLITIS patient population, and expectations concerning GelTex's product candidates and polymer technology platform. Actual results may materially differ due to numerous factors, including without limitation conditions in the financial markets relevant to the proposed merger, the receipt of regulatory and other approvals of the transaction, the operational integration associated with the transaction and other risks generally associated with such transactions, increasing market acceptance of Renagel, optimal dosing and patient compliance with respect to Renagel, market acceptance of Renagel tablets, the competitive environment for the dialysis market, the results of clinical trials, the efficacy and safety of products, enrollment rates for clinical trials, the content and timing of submissions to and decisions by regulatory authorities, the availability of reimbursement from third-party payers, the ability to manufacture sufficient quantities of product for development and commercialization activities, the accuracy of the companies' information about the dialysis and the C. DIFFICILE COLITIS patient populations and the market for Renagel, the accuracy of the companies' expectations about growth in the dialysis patient population, the ability of Genzyme to successfully commercialize products and the risks and uncertainties described in Genzyme and GelTex's reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as Amended, including without limitation Exhibit 99.2 to Genzyme's Annual Report on Form 10-K for the year ended December 31, 1999, as Amended. GENZ stock is a series of common stock of Genzyme Corporation. Therefore, holders of GENZ stock are subject to the risks and uncertainties described in the aforementioned reports.

[The following is the text of slides from a slide show being presented in meetings with analysts, potential investors and others.]

                                     [PHOTO]

                                     GENZYME
                                     GENERAL

                            ACCELERATING MOMENTUM...

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements, including statements regarding our:

       -      expectations concerning the proposed merger with GelTex
              Pharmaceuticals;

       - anticipated benefits of, and revenues from, Renagel-Registered Trademark- brand phosphate binders;

       - projected product development, regulatory, and commercialization time tables;

       -      market estimates and sales and marketing plans; and

       - expected future revenues, earnings per share, growth rates, and cash flows.

Actual results could materially differ due to numerous risks and uncertainties, including:

       - the receipt of regulatory and other approvals of the proposed merger;

       - increasing market acceptance of, and optimal dosing and patient compliance with respect to, Renagel-Registered
              Trademark-;

       - our ability to successfully complete development of and commercialize products;

       - our ability to manufacture sufficient amounts of products for development and commercialization activities;

       - our ability to obtain and maintain adequate proprietary rights protection of products;

       - the content and timing of decisions made by regulatory authorities;

       - the accuracy of our market estimates and information about the competitive environment; and

       - the risks and uncertainties described in Genzyme's and GelTex's reports filed with the SEC, including Exhibit 99.2 to Genzyme's 1999 annual report on Form 10-K, as amended.

This material is not a substitute for the prospectus/proxy statement Genzyme and GelTex will file with the SEC. Investors are urged to read that document because it will contain important information, including detailed risk factors. The proxy statement/prospectus and other documents filed by Genzyme and GelTex with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Genzyme or GelTex.

                                                                       genzyme
                                                                       general

GENZYME CORPORATION - DIVISIONS


-----------------------------------------------------------------------------


         GENZYME GENERAL                          GENZYME MOLECULAR
         (NASDAQ:GENZ)                                 ONCOLOGY
                                                   (NASDAQ: GZMO)


-----------------------------------------------------------------------------


         GENZYME TISSUE                           GENZYME SURGICAL
            REPAIR                                    PRODUCTS
         (NASDAQ: GZTR)                             (NASDAQ:GZSP)


-----------------------------------------------------------------------------

OUR STRATEGIC VISION

       - Focus on chronic debilitating diseases with well-defined patient populations

       -      Develop and expand robust pipeline

       -      Extend and leverage unique worldwide infrastructure

       -      Manage the business

                                                                       genzyme
                                                                       general

GELTEX PHARMACEUTICALS

       -      Two patent-protected, marketed products

              -      Renagel-Registered Trademark- brand phosphate binder

              -      WelChol-TM- brand bile acid sequestrant

       -      Exciting product pipeline

              -      GT160-246 for CLOSTRIDIUM DIFFICILE infections

              -      Fat absorption inhibitors for obesity

              -      A number of early stage programs

       -      Unique platform technology

       -      Productive research/development team

       -      Facilities, cash, NOLs

                                                                       genzyme
                                                                       general

GELTEX PRODUCT PIPELINE


                                  Research &                                               Regulatory
                                  Development      Phase 1       Phase 2       Phase 3       Review        Marketed
                                  ---------------------------------------------------------------------------------
Renagel(R) Capsules

      - U.S. /Europe              -------------------------------------------------------------------------------->

      - Japan                     ------------------------------------------------>

Renagel(R) Tablets                -------------------------------------------------------------------------------->

WelChol(TM)                       -------------------------------------------------------------------------------->

2nd Generation WelChol(TM)        ---------------------------------->

C. Difficile Toxin
Binder                            -------------------->

Anti-Obesity                      ----->

Oral Iron                         ----->

Psoriasis                         ----->

Mucin                             ----->



                                                                       genzyme
                                                                       general

MERGER WITH GELTEX

       -      50/50% cash/stock, tax-free

       -      GelTex shareholders have option of:

              -      $47.50 in cash OR

              -      0.7272 of share of GENZ

       -      Targeted for completion in Q4 2000

       -      One-time IP R&D charge to GENZ expected in Q4 2000

       -      Accounted for as purchase accounting

              -      Dilutive to GENZ near-term earnings

              -      Accretive to earnings in 2002 (before D&A)

       -      Requires GelTex shareholder vote

                                                                       genzyme
                                                                       general

THE EVOLUTION OF PHOSPHATE BINDERS

       -      First generation binder - Aluminum in 1980's

       -      Second generation binder - Calcium in 1990's

              -      Calcium binders seen as being problematic for some patients

       - Third generation binder - Renagel-Registered Trademark- launched in 1998

              -      Renagel-Registered Trademark-'s role seen initially as:

                     -      Helping hypercalcemic patients

                     -      Providing lipid benefits

       -      Today

              - Calcium binders seen by thought leaders as having an unacceptable safety profile

              - Renagel-Registered Trademark- shows real promise in reducing cardiac morbidity and mortality genzyme
                                                                       general

                      WHAT HAVE WE DONE FOR ESRD PATIENTS?

[The following table was depicted as a line chart in the printed material.]

Annual mortality %
                      1982  1983  1984  1985  1986  1987  1988  1989  1990  1991  1992  1993  1994  1995  1996  1997  1998
                      ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----  ----
Mortality Per Year %  34    34.5  35    34    33    32    31    29    26.4  26    26.4  26    25    25    24.6  24    23


                                                                         genzyme
                                                                         general

Cardiac Death is 30X Greater in Dialysis Patients(1)

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
                                         General         Hemodialysis
                                       Population          Patients
                                       ----------          --------

Annual Risk of CV Death                    0.3%              9.2%
--------------------------------------------------------------------------------

o  Risk factors include:

   o  Hypertension

   o  Lipid abnormalities

   o  Smoking

   o  Glucose intolerance

   o  Now - Calcium Load

                         1. Foley RN, et al. Am J Kidney Dis. 1998;32:S112-S119.



                                                                       genzyme
                                                                       general

         CLEAR EVIDENCE DEMONSTRATED ELEVATED PHOSPHORUS LEVELS INCREASE
                                MORTALITY RISK(1)

                    IDENTIFIED NEED TO MANAGE MORE AGGRESSIVELY


After launch - USRDS showed elevated phosphorus increases mortality risk(1)

[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
Relative Mortality Risk (RR)          1.00     1.00     1.02    1.18*    1.39**
--------------------------------------------------------------------------------
Serum Phosphorus Quintile (mg/dL)   1.1-4.5  4.6-5.5  5.6-6.5  6.6-7.8  7.9-16.9
--------------------------------------------------------------------------------

*P=0.03  **P less than 0.0001  (N = 6407)

              1. Adapted from Block GA, et al. Am J Kidney Dis. 1998;31:607-617.



                                                                       genzyme
                                                                       general
-----------------

        ECHOCARDIOGRAPHY SHOWED HIGH LEVELS OF VALVULAR CALCIFICATION IN
                              DIALYSIS PATIENTS(1)



[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
                                   Mitral Annulus         Aortic Annulus
                                   --------------         --------------

Percentage of Patients

      Dialysis                          45%                    52%

      Normal                            10%                     4%
--------------------------------------------------------------------------------

                1. Ribeiro S, et al. Nephrol Dial Transplant. 1998;13:2037-2040.



                                                                       genzyme
                                                                       general
-----------------

                    A NEW WAY TO SEE: ELECTRON BEAM COMPUTED
                               TOMOGRAPHY (EBCT)

             [GRAPHIC OF PATIENT IN CT-SCAN TUBE AND EBCT OMITTED]

                                                                       genzyme
                                                                       general

       CORONARY-ARTERY CALCIFICATION IN YOUNG ADULTS WITH END-STAGE RENAL
                       DISEASE WHO ARE UNDERGOING DIALYSIS

                 NEW ENGLAND JOURNAL OF MEDICINE, MAY 18, 2000

                                                          Source: Goodman, et al

       -      Cardiac calcification is a serious problem

       - 90% of young adult dialysis patients showed signs of coronary artery calcification

       - Calcification scores doubled over 17-23 months in 10 patients who showed signs of coronary artery disease doubled genzyme
                                                                       general

                     CORONARY ARTERY CALCIFICATION IN YOUNG
                          DIALYSIS PATIENTS USING EBCT

[GRAPHIC SHOWING INCREASE, WITH AGE, IN CORONARY ARTERY CALCIFICATION IN YOUNG
                            DIALYSIS PATIENTS OMITTED]

                                                                       genzyme
                                                                       general

            EXTENSIVE TRIPLE VESSEL (CORONARY ARTERIES) CALCIFICATION
                              IN A DIALYSIS PATIENT

        [EBCT IMAGES SHOWING CALCIFICATION IN A DIALYSIS PATIENT OMITTED]


Slide courtesy of P. Raggi


                                                                       genzyme
                                                                       general

RETROSPECTIVE STUDY: SUGGESTS MORTALITY AND MORBIDITY DIFFERENCES IN MATCHED GROUPS OF RENAGEL-Registered Trademark- AND CONTROL PATIENTS

       - Groups matched for age, gender, race, diabetic status, hematocrit time on dialysis and hospital stay

       - Relative risk of hospitalization reduced by approximately 50% (by Cox regression)

       - Relative risk of death reduced by approximately 33% (by Cox regression)

                                                                       genzyme
                                                                       general

                  SAVINGS TO MEDICARE: $17,000 OR 24% ANNUALLY


[The following table was depicted as a bar chart in the printed material.]

--------------------------------------------------------------------------------
                                                      Control            Renagel
                                                      -------            -------
Inpatient                                             $23,904            $13,788

Outpatient                                            $29,772            $29,076

Other                                                  $3,264             $1,152

Physician                                             $13,452             $9,048

Total                                                 $70,392            $53,064

Renagel Saving/Yr                                                        $17,000
--------------------------------------------------------------------------------

Source: A. Collins, USRDS


                                                                       genzyme
                                                                       general

                    RETROSPECTIVE STUDY: DEATH RATES BY CAUSE
                            (PER 1,000 PATIENT YEARS)


           CATEGORY           CONTROL           RENAGEL-Registered Trademark-
           All Cause           100.9             66.7

           CARDIAC              27.1             14.1

           Infectious           12.1             14.8

           Unknown              16.2             18.1

SOURCE: A. COLLINS, USRDS


                                                                       genzyme
                                                                       general

RENAGEL-Registered Trademark- CLINICAL PROGRAM: CURRENT TREAT TO GOAL STUDY

       - Vascular calcification is common and progressive in the ESRD population

              - We are employing a method new to the renal community to detect cardiac and aortic calcification - EBCT

              - Demonstrate Renagel-Registered Trademark- has expected impact

                     -      Prospective randomized study

                     -      Renagel-Registered Trademark- vs calcium binders

                     -      Multicenter, 225 patients

              -      Timeline

                     -      3 years, 12 month data H1 2001

                                                                       genzyme
                                                                       general

RENAGEL-Registered Trademark- CLINICAL PROGRAM: NEW MORBIDITY & MORTALITY
STUDY

       -      Prospective randomized study

       -      2000 patients

       -      Reduction in hospitalization - 18 months (2003)

       -      Reduction in cardiac mortality - 2.5 years (2004)

       -      Start H1 2001

                                                                       genzyme
                                                                       general

Renagel(R) Total Prescriptions
(Quarterly)

           Q1 99  Q2 99  Q3 99  Q4 99  Q1 00  Q2 00  Q3 00

Renagel    10632  14819  16504  19194  20516  24448  32184


                                                                       genzyme
                                                                       general

Renagel(R) New Prescriptions
(Quarterly)

Slide 24

           Q1 99  Q2 99  Q3 99  Q4 99  Q1 00  Q2 00  Q3 00

Renagel    14813  28076  37282  44627  48308  57007  71376

KEY DRIVERS OF REVENUE GROWTH

       -      Dialysis patient population growing 6 - 8% annually

              -      1 million now to 1.7 million in 10 years

              -      US population 280,000, Europe 170,000

       -      Increasing revenue/patient/year

              - Approximately $1,000 increasing to $2,000 as a result of optimizing dosage levels and compliance improvements

       -      Expanding market share

              -      Strong clinical benefits

              -      Reduction in hospitalization costs

                                                                       genzyme
                                                                       general

RENAGEL-Registered Trademark- REVENUES


[The following table was depicted as a bar chart in the printed material.]

--------------------------
In millions

Q4'98                 $0.3

1H 1999               $7.6

2H 1999              $11.9

1H 2000              $18.2

2H 2000E             $30
--------------------------


                                                                       genzyme
                                                                       general

GENZYME GENERAL UPDATE

       -      Financial update

       -      Marketed products

       -      Pipeline

       -      Infrastructure

                                                                       genzyme
                                                                       general

GENZ TOTAL REVENUES

[The following table was depicted as a bar chart in the printed material.]

---------------------------------
In millions

1990               $ 61

1991               $120

1992               $216

1993               $268

1994               $311

1995               $379

1996               $461

1997               $496

1998               $570

1999               $635    $655*

YTD 9/30/00        $549    $549

10-year CAGR: 30.2%
---------------------------------

*  Includes $20M in Renagel(R) revenues

** Beginning Q2-00 forward, total revenues include Renagel(R) revenues genzyme
                                                                       general

GENZ FREE CASH FLOW


[The following table was depicted as a bar chart in the printed material.]

---------------------------------
(in millions)

1996              ($33.2)

1997               $79.2

1998              $109.9

1999              $131.3

YTD 9/30/00       $132.0
---------------------------------

Free Cash Flow = net income plus depreciation less net cash used for capital expenditures and dividend payments genzyme
                                                                       general

THERAPEUTICS PIPELINE EXPANSION


[The following table was depicted as a line chart in the printed material.]

-----------------------------------------------------------------------------------------------------------------
               Number of Products              Products in Market         New Products Expected in Market
               ------------------              ------------------         ---------------------------------------
1997                    1                         Cerezyme(R)
-----------------------------------------------------------------------------------------------------------------
1998                    3
-----------------------------------------------------------------------------------------------------------------
1999                    3                         Cerezyme(R)
                                                  Renagel(R)
                                                  Thyrogen(R)
-----------------------------------------------------------------------------------------------------------------
2000                    4                                                        Fabrazyme(TM)
-----------------------------------------------------------------------------------------------------------------
2001                   6-7                                                       ATIII
                                                                                 AVONEX(R)/Japan
2002                   8-10                                                      Aldurazyme(TM)
                                                                                 alpha-glucosidase (Pompe disease)
                                                                                 DX88 (HAE)
                                                                                 Niemann-Pick B
-----------------------------------------------------------------------------------------------------------------
Beyond                 16+                                                       Lumarel(TM)
                                                                                 NeuroCell-PD(TM)
                                                                                 PV
                                                                                 LSD-GT
                                                                                 MS
                                                                                 Scleroderma
-----------------------------------------------------------------------------------------------------------------


                                                                       genzyme
                                                                       general

Cerezyme(R) Revenues

[The following table was depicted as a bar chart in the printed material.]

---------------------------

In millions

Year          US/International

1991          $0/40

1992          $0/93

1993          $31/93

1994          $59/113

1995          $88/127

1996          $119/146

1997          $157/176

1998          $207/204

1999          $239/238

YTD 2000      $200/200

NEAR-TERM PIPELINE:
FABRAZYME-TM- FOR FABRY DISEASE

       -      Alpha-galactosidase enzyme deficiency

              -      Kidney failure, cardiac disease, pain/numbness

       -      2,000-4,000 patients worldwide

       -      Pivotal trial completed ON TIME

              -      Positive Phase 3 results announced at ASHG Oct. 2000

       -      Target filing

              -      BLA accepted (U.S.); MAA validated (Europe)

              -      No December FDA panel needed;
                     expect FDA action by mid-January

                                                                       genzyme
                                                                       general

FABRAZYME-TM- PHASE 3 RESULTS

- Adverse events included transient mild to moderate infusion reactions
     - Easily managed
     - No significant safety concern for continued therapy

- lgG antibodies detected in 24/29 treated patients
     - Expected since 80% Fabry patients are missing enzyme
     - Antibody formation did not effect efficacy


                                                                       genzyme
                                                                       general

-------------------------------------------------------------------------------
CAPILLARY ENDOTHELIUM SCORE - KIDNEY
-------------------------------------------------------------------------------
                               SCORE AT WEEK 20
                            POPULATION AS TREATED
-------------------------------------------------------------------------------
                 0 (NONE)            >0           ODDS RATIO            P-VALUE
-------------------------------------------------------------------------------
Placebo            0                 29
(n=29)            (0%)             (100%)

                                                    0.008       LESS THAN 0.0001

r-h (alpha)GAL    20                  9
(n=29)           (69%)              (31%)

                                                                        genzyme
                                                                        general

-------------------------------------------------------------------------------
PHASE III EXTENSION - EFFICACY RESULTS
-------------------------------------------------------------------------------
                                    KIDNEY
-------------------------------------------------------------------------------

ORIGINAL         NO. OF       NO. OF        MONTHS ON              %ZERO
TREATMENT        PATIENTS     ZEROS        r-h (alpha)GAL
PLACEBO             22          22               6                  100%
r-h (alpha)GAL      21          20              12                   95%
TOTAL               43          42                                   98%

                                                                        genzyme
                                                                        general

-------------------------------------------------------------------------------
CONCLUSIONS

     -     Highly statistically significant results in primary endpoint

     -     Safe and well-tolerated

     -     Infusion rates declined in 12-month extension

     - Placebo crossover in extension study strongly confirms double-blind results

     -     Long-term efficacy maintained

                                                                        genzyme
                                                                        general

NEAR-TERM PIPELINE:
ALDURAZYME-TM- FOR MPS-I DISEASE

                     -      Alpha-L-iduronidase enzyme deficiency

                     -      2,000 - 3,000 patients worldwide
      [PHOTO]
                     -      Joint venture with BioMarin

                     -      Begin confirmatory trial: H2 2000

                                                                       genzyme
                                                                       general

MEDIUM-TERM PIPELINE:

ALPHA-GLUCOSIDASE FOR POMPE DISEASE

       -      Worldwide license from Synpac/collaboration with Pharming

       -      Estimated 5,000 patients worldwide

       -      Pivotal trial to begin: H2 2000

NIEMANN-PICK B DISEASE

       -      Collaboration with Mt. Sinai School of Medicine

       -      Estimated 1,000 patients worldwide

       -      File IND: H1 2001

AVONEX-Registered Trademark- IN JAPAN

       -      Collaboration with Biogen

       - Genzyme Japan to manage clinical/regulatory/reimbursement marketing & sales

       -      Target launch: H2 2001

                                                                       genzyme
                                                                       general

MEDIUM-TERM PIPELINE

LUMAREL-TM- FOR CYSTIC FIBROSIS

       -      Collaboration with Beth Israel, CF Foundation

       -      Compound corrects lipid imbalance

       -      Estimated 30,000 U.S. patients

       -      File IND by early 2001

DX-88 FOR HEREDITARY ANGIOEDEMA

       -      Collaboration with Dyax

       - Repeated attacks of swelling, often fatal with no effective therapy

       -      Estimated 5-10,000 patients worldwide

       -      Initiate phase II clinical trial: H2 2000

                                                                       genzyme
                                                                       general

NEW LONGER-TERM CANDIDATES

MULTIPLE SCLEROSIS

       -      GENZ-29155 SMALL MOLECULE CANDIDATE

       -      PROGRESSIVE LOSS OF MOBILITY, VISION, AND NEUROLOGIC FUNCTIONS

       -      APPROXIMATELY 350,000 U.S. PATIENTS

       -      LATE PRECLINICAL STAGE

SYSTEMIC SCLERODERMA

       -      TGF-BETA ANTAGONIST CANDIDATE

       -      FIBROTIC TISSUE HARDENING OF MAJOR INTERNAL ORGANS, OFTEN FATAL

       -      APPROXIMATELY 70,000 U.S. PATIENTS

       -      LATE PRECLINICAL STAGE

                                                                       genzyme
                                                                       general

                           OUR EMPLOYEES ARE CREATING
                                VALUE WORLDWIDE


[The following table was depicted as a graphic in the printed material.]

-----------------------------------------------------------------------------------------
                                   Represents percentage of               Number of
                                employees outside United States           employees
                                -------------------------------        ------------------
Research & Development                        5%                        GREATER THAN  500

Manufacturing/Operations                     20%                        GREATER THAN 1200

Medical/Clinical/Regulatory                  35%                        GREATER THAN  250

Marketing/Sales/Reimbursement                50%                        GREATER THAN  500
-----------------------------------------------------------------------------------------

                                                                       genzyme
                                                                       general

                                     [PHOTO]

                                     GENZYME
                                     GENERAL

                            ACCELERATING MOMENTUM...